FAIRFAX  News Release
Stock Symbol:  FFH.SV (TSX); FFH (NYSE)
TORONTO, November 23, 2005
FAIRFAX ANNOUNCES LOSS ESTIMATES FOR HURRICANE WILMA
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
Fairfax Financial Holdings Limited (TSX: FFH.SV) (NYSE: FFH) announces that its estimate of aggregate potential net losses relating to Hurricane Wilma is $200 million before tax and minority interests, or approximately $112 million after tax and minority interests. The estimated hurricane losses are recorded within Fairfax’s insurance and reinsurance companies as follows:

	Before Tax and Minority Interests	After Tax and Minority Interests
	($ millions)
OdysseyRe	$125	$64
Crum & Forster	45	29
Group Re	15	13
Northbridge	15	6

	$200	$112
The above estimates are based on currently available information. Fairfax recognizes that at this stage it is not possible to make a calculation of its financial exposure to claims relating to Hurricane Wilma with a high degree of certainty.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Canada M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946